Supplemental Attachment – ATS – N Part III ITM 11(c)

Item 11: Trading Services, Facilities and Rules

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

CODA MICRO:

During a CODA MICRO on-demand auction a liquidity seeking order is routed to CODA and subjected to a Pause of up to and approximately 1 millisecond (default), or as determined and specified by the Liquidity Seeker. Liquidity Seekers may opt to lengthen the Pause time. Following receipt of the order and standard risk checks, a RFT/Auction Alert is sent to all Liquidity Providers simultaneously and anonymously (unless directed otherwise by Liquidity Seeker as discussed in Part III, Item 14 (a)). Any executable contra side liquidity generated from the Liquidity Providers and/or resting orders reserved from the CODA Book during the Pause is crossed with the initiating order based on one of two CODA MICRO matching protocols as directed by the initiating Liquidity Seeker via a predetermined FIX tag and order handling configuration:

1) "First-to-respond-first-to-trade" (time priority for Liquidity Provider responses and resting orders):

a. Liquidity-seeking orders tagged to use CODA MICRO's "first-to-respond-first-to-trade" protocol trade with Liquidity Provider responses and resting orders on a first-come, first-served basis provided that the response is at or inside the National Best Bid and Offer ("NBBO") and at or better than the initiating order's limit price.

b. Executed trades print individually to the Trade Reporting Facility ("TRF") as they occur. For example, a liquidity-seeking order configured for a 1ms Pause may execute and print in 750 microseconds if a Liquidity Provider responds with executable contra side liquidity within that timeframe.

2) "Price improvement auction" (price / size / time priority for Liquidity Provider responses and resting orders):

a. Liquidity-seeking orders tagged to use CODA MICRO's "price improvement auction" protocol trade with Liquidity Provider responses and resting orders at the end of an auction order entry period (the default is approximately 1 millisecond)

b. During the Pause, CODA assembles the eligible Liquidity Provider responses and resting orders based on price / size / time priority into an Auction Book.

c. Orders in the Auction Book are non-displayed and non-executable until the end of the auction.

d. Orders in the Auction Book may be cancelled or replaced during the auction order entry period.

e. At the end of the order entry period the Auction Book is closed and all orders are deemed firm.

f. CODA rechecks the NBBO. The auction matching logic calculates the final execution price or prices for the trade(s) based on price / size / time priority.

g. The liquidity-seeking order first trades against the best priced order that arrived in response to the RFT/Auction Alert during the Pause or resting order from the CODA Book, then moves to the second-best priced order, if necessary, and so on until the entire liquidity-seeking order is filled, cancelled back, sent to the CODA Book or routed out as directed by the Liquidity Seeker. In cases when multiple responses and/or resting orders have the same price, priority will first be awarded to the response or resting order with the largest quantity. If both price and size are equal, priority is awarded to the order with the earliest time stamp of receipt.

h. Trades are individually printed to the TRF at the completion of the auction.

i. RFT/Auction Alerts for "price improvement auction" CODA MICROs are identified as such to encourage price competition and so that Liquidity Providers do not interpret the additional latency as a system defect or error.

Additional CODA MICRO rules include:

- Multiple CODA MICROs in the same symbol can run simultaneously.

- Minimum fill Quantity instructions are supported and satisfied one-to-one (no aggregation).

- Liquidity Seekers and Liquidity Providers may enter orders with quantities within their established risk limits, including odd lots.

- Resting orders are eligible to participate in CODA MICRO.

- "Firm up" orders from invited conditional interests (discussed in detail in Part III, Item 9) may be eligible to interact, based on price / size / time priority, with residual shares on the Liquidity Seeker's order following a CODA MICRO.

- Trades print to the TRF as individual prints.

- Any price improvement is awarded to the initiator.

- CODA MICRO trades are priced at or within the NBBO.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following CODA MICRO customizations:

Available order handling customizations for firm orders tagged for CODA MICRO include:

a) Opt out of interacting with conditional liquidity.

b) Opt out of eligibility to trade in other auction types while resting (post auction).

Available order handling customizations for conditional interests tagged for CODA MICRO include:

a) Opt out of removing liquidity via CODA FUSE upon receipt (see CODA FUSE detail below).

b) Opt out of receiving invites from other auction types while resting.

CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion and as described in Part II, Item 7(a), to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. CODA MICRO orders are eligible to be routed via FLARE either as residual liquidity from an initiating CODA MICRO order or as a non-marketable CODA MICRO order. Subscribers can choose not to have orders enter the ATS via FLARE prior to being routed to external trading centers for execution. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An unexecuted order routed by FLARE may, consistent with the instructions of the Subscriber, be re-entered into CODA and participate in CODA's auction process. Depending on Subscriber preference, The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE at the time of the modification or cancellation.

CODA BLOCK:

CODA BLOCK is CODA's on-demand block auction type. CODA BLOCK utilizes a multilateral, call auction price discovery model, providing trading opportunities for large orders and latent liquidity which may reside outside the NBBO, and therefore may execute outside the NBBO. As described below, CODA BLOCK and CODA are compliant with Rule 611 of Regulation NMS. A 30-second Pause serves as the approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book. The CODA BLOCK matching algorithm (see "Pricing, Share Allocation and Trade Reporting" below) uses a series of rules resulting in a varying time-to-print at the end of the 30-second order entry window; therefore, 30 seconds is the approximate length of a CODA BLOCK auction.

The CODA BLOCK auction process contains four stages:

1) Auction Initiation

2) Auction Alert & Participation

3) Auction Pricing, Share Allocation and Trade Reporting

4) Post Auction

Auction Initiation - A CODA BLOCK eligible (as described below) order is sent to CODA and triggers the start of a CODA BLOCK auction. Only one CODA BLOCK auction can be in progress at a time for each symbol. A snapshot of the NBBO is taken at this time.

Liquidity Seeker orders can initiate CODA BLOCK during the Core Trading Session with firm orders up until 3:59:00 P.M. Eastern Time. No CODA BLOCK auctions will be initiated after that time. As with other auction types, only Buy orders priced greater than the NBB and Sell/Sell Short orders priced less than the NBO upon receipt are eligible to initiate a CODA BLOCK auction.

A minimum order quantity is required to initiate CODA BLOCK based on the following criteria (market capitalization data is updated in the morning of each trading day):

- Large Market Capitalization (greater than $10 billion market capitalization). Initiation order size must be at least 10,000 shares.

- Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization). Initiating order size must be at least 5,000 shares.

- Small Market Capitalization or Smaller ($2 billion or smaller market capitalization). Initiating order size must be at least 2,000 shares.

- "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

- Odd lot orders are not accepted in CODA BLOCK auctions and will be rejected.

- Mixed lot orders are accepted in CODA BLOCK auctions, but only the round lot portion will be eligible for participation in CODA BLOCK auctions. The odd lot portion of a mixed lot order tagged for CODA BLOCK is cancelled back to the Subscriber following a trade if the residual quantity is less than 1000 shares.

Stocks priced less than $1.00 are not eligible for CODA BLOCK and orders in these stocks will be rejected.

- If the NBB is less than $1.00 upon receipt of an initiating order, the order will be rejected.

- No CODA BLOCK auction will execute with a trade price less than $1.00 (CODA BLOCK auction pricing is discussed below).

Following successful eligibility and CODA standard risk checks on the initiating order the "30-second" order entry period begins (discussed further under "Auction Alert & Participation" below) and no further CODA BLOCK auctions can be initiated in that symbol until the end of the current CODA BLOCK auction. All CODA BLOCK auction orders received in that symbol while a "30-second" order entry period is open are included in the existing CODA BLOCK auction for that symbol as "participating orders" (discussed further below). CODA will monitor for repeated cancelling by initiators and will address and take action by disabling a Participant's access to CODA BLOCK as it deems necessary.

Auction Alert & Participation - A successful initiation of a CODA BLOCK auction is followed by the distribution of CODA BLOCK Auction Alerts and the opening of a "30-second" order entry period. CODA distributes Auction Alerts to its Participants (both buy-side and sell-side) using its "symbol only" RFT, similar to CODA MICRO. The alerts notify Participants that a CODA BLOCK auction has been initiated in that symbol and is in progress.

Participants (both Liquidity Seekers and Liquidity Providers) can receive Auction Alerts at three distinct times, in order to accommodate the varied trading workflow needs and latency sensitivities of CODA and CODA BLOCK's diverse Participant community. The first of the three Auction Alerts, Phase 1 Auction Alert, is sent at the start of this stage.

Auction Alerts are distributed to Participants via IOI, Instant Message ("IM"), OMS/EMS platforms, direct FIX connections and other third-party messaging platforms and networks. If any alert distribution platforms or networks require "Side" in their specification, then CODA will send both a Buy Auction Alert and a Sell Auction Alert to the platform or network to avoid disclosing the direction of the initiating order. The Auction Alerts can also include the start and stop time for the order entry period.

Orders received during the order entry period are placed in the CODA BLOCK auction order book for that symbol as participating orders. There is no time priority in the auction pricing process (allocation rules are described later in this document); therefore, a Subscriber can respond to any of the three Auction Alerts at any time. CODA BLOCK enforces the following requirements on participating orders:

- Participating orders may be priced below, at, inside or above the NBBO.

- A minimum order quantity of 1,000 shares is required for a participating (responding) order.

- Resting orders and "firm up orders" from invited conditional interests are eligible for participating in CODA BLOCK auctions if they meet the aforementioned criteria.

The Phase 2 and Phase 3 Auction Alerts are designed to accommodate quantitative, algorithmic and conditional interest Participants. The Phase 2 Auction Alert is sent approximately 29.972 seconds after the Phase 1 Auction Alert. This time is also approximately 28 milliseconds prior to the end of the "30-second" order entry period. The Phase 2 Auction Alert is the invite to all eligible conditional interests.

The Phase 3 Auction Alert is the final Auction Alert and is sent 1 millisecond prior to the end of the "30-second" order entry period. Resting orders in the CODA system that are CODA BLOCK auction eligible are reserved for the auction book at this time.

The Auction Alerts are sent to Participants according to the following schedule:

- Phase 1 Auction Alert: Time ~0 seconds

- Phase 2 Auction Alert: Time ~29.972 seconds (29 seconds and 9720 milliseconds).

- Phase 3 Auction Alert: Time ~ 29.999 seconds (29 seconds and 999 milliseconds).

Participating orders in the auction order book may be entered, replaced or cancelled at any time during the order entry period. All participating orders in the CODA BLOCK auction order book are non-displayed. All participating orders and the initiating order are not executable until the end of the "30-second" order entry period. The stage is complete at the end of the "30-second" order entry period. At that time all participating orders in the auction order book are deemed firm and cannot be cancelled. An initiating order can be replaced with an order that doesn't qualify as an initiating order, but does qualify as a participating order; however, the replaced order will forfeit its initiator priority.

Auction Pricing, Share Allocation and Trade Reporting - After the thirty-seconds, which includes the aforementioned initiation, alert and response processes, the CODA BLOCK auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA BLOCK auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations.

All CODA BLOCK auction eligible orders are aggregated in the CODA BLOCK auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA BLOCK auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing: CODA BLOCK's auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares while taking into consideration all of the following:

1) All Limit prices.

2) All Pegged Orders, the limit price on the pegged orders and any peg offset value specified on the order (Pegged orders are pegged to the NBBO snapshot taken at the end of the order entry period).

3) Minimum Fill Quantity instructions (CODA BLOCK satisfies Minimum Fill Quantity instructions)

   a. Unless Subscriber specifies another value on the order, CODA BLOCK enforces a default 100 share minimum fill quantity instruction on all initiating and participating orders.

4) Maximum contra is not supported in CODA BLOCK (discussed later in this Form).

5) Self-trade prevention is not supported in CODA BLOCK, but is actively monitored by CODA. CODA addresses self-trade concerns with Subscribers directly as needed.

6) CODA BLOCK's Passive Order Rule ("POR")

   a. Only applied when the auction price will be outside the NBBO.

   b. Designed to prevent an order that is small in size and passive in price from having an undue influence on the auction trade price (when compared to the aggregate share volume of orders on the passive side of the auction trade).

   c. The POR establishes a threshold to determine which, if any, passive (non-marketable) orders should be excluded from participating in a specific CODA BLOCK auction.

   d. The POR inputs include all orders eligible to participate on the passive side of a CODA BLOCK auction and the share-weighted average price of these orders collectively. The POR threshold is established and defined as twice the distance of the aforementioned share-weighted average price from the NBBO midpoint. The NBBO used for the calculation is from the NBBO snapshot taken at the end of the order entry window. Any orders priced beyond the threshold in a given auction are excluded and will not receive any allocation in that CODA BLOCK auction. All orders on the passive side of a CODA BLOCK auction are subject to the POR if the CODA BLOCK auction is to be priced outside of the NBBO.

7) CODA BLOCK's Liquidity Protection Rule ("LPR")

   a. Only applied when the auction price will be outside the NBBO.

   b. Designed to prevent an auction trade from executing at an unreasonable distance outside the spread given the size of the execution and the liquidity profile of the symbol.

c. The LPR is driven by an equation that is calibrated individually for every Reg NMS stock based on the pattern of its trades over the last twenty trading days (unlike the POR which uses a static formula for each auction). The calibration methodology is designed to reflect the typical price variance of each stock as a function of its notional turnover. The LPR takes the size of a potential CODA BLOCK print as an input and returns the maximum distance the CODA Block engine will allow the auction to go up outside the NBBO as the output.

d. If the auction trade price would be outside of that threshold, the orders passively priced outside of that threshold are deemed ineligible and the auction is repriced and reallocated.

e. As discussed in Part II, Item 5(c), registered users of the LPRC can enter an NMS stock symbol and auction trade quantity, and the LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the Liquidity Protection Rule ("LPR") in CODA BLOCK on that trading day. Registered users of the LPRC may request a daily file containing the same LPR output data available on CODA Markets' website. That file may be delivered via FTP or the user's preferred delivery methodology.

8) If CODA BLOCK determines that the maximum number of shares that can trade is equal at multiple price levels, CODA BLOCK prices the auction at the price where the most shares can trade that is closest to the NBBO midpoint from the snapshot taken at the end of the order entry period.

Trade Size Requirements: The CODA BLOCK auction trade size must satisfy CODA BLOCK Trade Size Requirements as follows:

1) CODA BLOCK auctions with an execution price at or within the NBBO:

a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 5,000 shares, the CODA BLOCK auction and all related orders are canceled.

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.

f. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

1) CODA BLOCK auctions with an execution price outside the NBBO:

a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 10,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 10,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 5,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 2,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 2,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

2) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA BLOCK auction trade size, then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA BLOCK auction and all related orders in the auction are cancelled.

If CODA BLOCK Trade Size Requirements are satisfied the allocation process is affected as described below.

Primary Allocation: If an initiating or participating order is priced at or through the auction trade price, the order will be allocated shares from the auction order book as follows:

1) The initiating order receives 100% allocation priority.

a. If the initiating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the initiating order will not be included in the allocation process. (If an initiating order is not included in the CODA BLOCK auction allocation process due to its limit price or other order instructions, it will not result in the cancelation of the auction.)

2) Participating orders receive a quantity weighted pro-rata allocation.

a. If a participating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the participating order will not be included in the allocation process.

      b.   Multiple orders from the same Subscriber on the same side are not aggregated for pro-rata allocation and calculation purposes.

3) If the auction price is outside the NBBO, then Rule 611 of Regulation NMS Trade Through requirements are triggered. In these cases, CODA BLOCK will reduce the number of shares allocated to CODA BLOCK Participants by the number of shares shown as protected "top of book" according to Rule 611 of Regulation NMS and CODA BLOCK's NBBO snapshot at the end of the 30-second order entry window. CODA will route orders outside CODA to satisfy the requirements of Rule 611 of Regulation NMS in an agency capacity. Any shares filled at the protected prices will be allocated according to the "Secondary Allocation" described below.

4) The primary allocation process will not allocate shares in mixed or odd lots. If the final 100 shares need to be allocated to one participating order while there are several participating orders in the CODA BLOCK auction order book, the final 100 shares are allocated to the participating order based on price/time priority (price and time stamp on new order receipt).

TRF Trade Reporting: As detailed in Part III, Item 21, once the auction trade price and the primary allocation is determined, a trade report is generated as a single price and a single trade execution. This is the media print to the TRF. CODA sends the trade report to a TRF at this time along with any required Intermarket Sweep Orders ("ISO") (described below).

Regulation NMS Rule 611 ISO Sweep (if necessary): To comply with Rule 611 of Regulation NMS, if the auction trade price is outside the NBBO, CODA will route ISOs to access the liquidity deemed as protected markets "top of book" according to CODA's "protected market" snapshot. CODA will send ISO orders to the protected markets in an agency capacity; therefore, the CODA BLOCK auction trade size may be adjusted as necessary and to comply with Rule 611 of Regulation NMS. The initiator's 100% allocation priority from the primary allocation is maintained during any auction trade size adjustment. Fills for participating orders are adjusted on a volume weighted pro-rata basis if necessary. If an auction trade size adjustment would result in a violation of CODA BLOCK's auction Trade Size Requirement, then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. Should that not be possible, the CODA BLOCK auction and all related orders in the auction are cancelled. The ISO order(s) to the protected markets and the auction trade print to the TRF are sent contemporaneously.

Secondary Allocation (if necessary): To comply with Rule 611 of Regulation NMS, if CODA receives full or partial fills on any of the ISO orders, the filled shares will be allocated on a quantity weighted pro-rata basis to the aggressively priced orders (i.e., Buy orders in a CODA BLOCK auction with an auction trade price greater than NBO/Sell orders in a CODA BLOCK auction with an auction trade price less than NBB) that received allocations in the auction (which may include the initiator).

Post Auction - Immediately after the auction price, share allocation, and TRF reporting has been completed:

Subscriber execution reports:

Subscribers receiving fills from CODA BLOCK will receive one fill at a single price. That fill price reflects the auction price unless the Participant receives secondary allocation shares as described above. Participants receiving secondary allocation shares in addition to primary allocation shares will receive a single fill at the average price.

Post auction residual processing:

    a. All unfilled or partially filled IOC orders are cancelled back to the Participant.

    b. Day orders remain active as Resting orders as follows:

        i. If an initiating or participating order received in response to an Auction Alert and tagged for CODA BLOCK has residual quantity, it is eligible to interact with future CODA BLOCK auctions, but not eligible to interact with other CODA auction types.

        ii. ii. If the remaining quantity on a CODA BLOCK auction Day order is less than 1,000 shares, then CODA BLOCK will cancel the order.

        iii. All CODA BLOCK auction orders that do remain active as Resting orders will maintain the 100-share minimum fill quantity unless another value is specified by the Subscriber.

    c. Conditional interests that send Day orders as a firm up to a CODA BLOCK invites are cancelled after the auction.

    d. Resting orders (not designated as CODA BLOCK-only) that were included in a CODA BLOCK auction will remain live and active as Resting orders in CODA.

    e. CODA Block orders are not eligible for routing by FLARE.

Clearance and settlement: CODA BLOCK's clearing and settlement procedures are consistent with other CODA auction types.

At the completion or cancellation of a CODA BLOCK auction, the symbol is again available for initiation of a new CODA BLOCK auction.

CODA ONE is a feature allowing Liquidity Seekers to enter one or more orders (in the form of a list, basket or program) to CODA which in turn, based on the characteristics of the individual orders, will direct each order to either CODA BLOCK or CODA MICRO. Subscribers instruct CODA to use CODA ONE via a FIX Tag on an order-by-order basis.

- Any orders eligible for CODA BLOCK, based on the aforementioned CODA BLOCK initiation requirements, will initiate a CODA BLOCK auction (i.e., quantity, market capitalization, order type).

- If an order does not qualify to initiate a CODA BLOCK auction, the order will initiate CODA MICRO (if eligible), with "price improvement auction" matching logic.

- CODA ONE accepts both Day and IOC orders.

- Fills, partial fills and cancels are sent to the initiating Liquidity Seeker at the completion of each individual CODA MICRO or CODA BLOCK auction.

- Non-marketable Day orders sent with CODA ONE instructions can post to the CODA Book without initiating an auction.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following CODA BLOCK customizations:

Available order handling customizations for firm orders tagged for CODA BLOCK include:

N/A

Available order handling customizations for conditional interests tagged for CODA BLOCK include:

a) Opt out of removing liquidity via CODA FUSE upon receipt (see CODA FUSE detail below).

b) Opt in to receiving invites from other auction types while resting.

CODA FUSE:

CODA FUSE is an auction type that offers Participants a dynamic latency profile, targeted conditional invite process, multilateral execution model, and price discovery. CODA FUSE allows participation from latent liquidity which may reside outside the NBBO, and therefore may execute outside the NBBO. As described above, CODA FUSE and CODA are compliant with Rule 611 of Regulation NMS. The approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book is defined by the dynamic latency profile of CODA FUSE and attributes of each individual auction. Additionally, the CODA FUSE matching algorithm uses a series of rules resulting in a varying time-to-print at the end of the order entry window. Each CODA FUSE auction can potentially execute in under 1 millisecond, but is capped at approximately 30 milliseconds.

Liquidity that is eligible to participate in or add liquidity to CODA FUSE auctions includes resting orders, conditional interests, Inbound IOIs and Liquidity Provider responses to "symbol-only" auction alerts. Liquidity Seekers may opt out of interacting with certain participating liquidity types (as discussed in Part III, Item 7(a)) and below.

Order Entry:

Liquidity Seeker non-marketable Day orders and conditional interests will rest in the CODA Book to participate in future auctions. Non-marketable IOC orders will cancel back to the Liquidity Seeker. Liquidity Seekers may also instruct CODA to route non-marketable orders outbound via FLARE.

Liquidity Providers can rest Inbound IOIs in the CODA Book to participate in future auctions, if invited and in a similar manner to conditional interests/firm up orders; however, Inbound IOIs will not remove liquidity. Liquidity Providers also respond to "symbol-only" auction alerts to provide liquidity to CODA FUSE auctions.

Liquidity Seekers direct orders and conditional interests to the CODA FUSE auction type via a FIX tag with a standard value, or through a custom value upon request. Following receipt of a marketable order or conditional interest, as well as standard risk checks, the CODA FUSE auction process begins.

Auction Duration/Dynamic Latency Profile:

In cases where eligible types of participating liquidity are not present in the CODA Book at the start of the auction, or the removing Subscriber has opted out of interacting with eligible types of participating liquidity, the CODA FUSE auction will eliminate those interactions from the auction process. Participating liquidity includes resting orders, conditional liquidity and Liquidity Provider responses. This rule establishes the dynamic latency profile.

The CODA FUSE dynamic latency profile is established and defined by the rule that the duration of any individual CODA FUSE auction is capped at approximately 30 milliseconds and potentially reduced further due to the following:

1) Types of participating liquidity that are present and executable at the start of the auction.

2) Types of participating liquidity eligible to interact in the CODA FUSE auction based on preferences of the liquidity-removing Subscriber (on an order-by order basis).

3) The time allowed for the liquidity-remover to firm up, in cases where a conditional interest serves as the liquidity-remover.

4) The time allowed for any eligible participating orders to firm up and/or respond.

5) The time required for CODA systems to process the CODA FUSE auction.

For example:

1) If no executable conditional liquidity is present at the start of the auction, the auction duration will be reduced to ~1 millisecond (or less).

2) If there is no executable conditional liquidity present at the start of the auction and the liquidity-removing order is opted out of sending "symbol-only" auction alerts, then the auction will be completed in less than a millisecond.

3) If executable conditional liquidity is present, because of the latency involved in the firm up process, the maximum duration will be ~30 milliseconds.

CODA FUSE Auction Process, Examples and Optionality:

Marketable (as previously defined) Liquidity Seeker orders and conditional interests will attempt to remove liquidity via the CODA FUSE auction type according to the following matching rules and scenarios. The scenarios below assume all types of participating liquidity are present at the start of the CODA FUSE auction and the Liquidity Seeker has not opted out of interacting with any types of participating liquidity for both firm orders and conditional interests.

Following receipt of a firm order (non-conditional):

1) Liquidity-removing order is received by CODA and deemed eligible (as discussed above and following a snapshot of the NBBO) to remove liquidity via a CODA FUSE auction (as configured and instructed by the "Auction Order Handling Configuration Request Form", discussed in Part III, Item 7(a)).

2) An auction order book is created for the liquidity-removing order.

3) The CODA Book is checked for executable resting orders and conditional liquidity.

4) If a match opportunity is identified, invites to firm up are sent by the CODA system to Participants with conditional interests that were identified as participating conditional interests in the match opportunity. Participants with conditional interests in the same symbol as the CODA FUSE auction, but with execution parameters (i.e., price, size) excluding the conditional interest from the match opportunity, will not receive invites.

5) After all firm up orders are received, or approximately 1 millisecond before the maximum time allowed for conditional interest participants to firm up elapses, (whichever is sooner), invites to firm up are sent to any Inbound IOIs that were identified as participants in the match opportunity and "symbol-only" auction alerts are sent to Liquidity Providers.

6) Liquidity Providers respond with an order(s) and/or firm up orders.

7) At this point, or at approximately 30 milliseconds from the start of the CODA FUSE auction (whichever comes first), resting orders are reserved, the auction order book is closed, and all orders and firm up orders in the book are deemed firm.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following order handling customizations for firm orders when removing liquidity via FUSE:

a) Opt out of sending "symbol-only" auction alerts.

b) Opt in to sending "symbol-only" auction alerts when, and only when, there is an indicative trade opportunity.

c) Opt out of interacting with conditional liquidity.

d) Opt out of eligibility to trade in other auction types while resting (post auction).

Following receipt of a conditional interest:

1) Liquidity-removing conditional interest is received and deemed eligible (as discussed above and following a snapshot of the NBBO) to remove liquidity via a CODA FUSE auction (as configured and instructed by the "Auction Order Handling Configuration Request Form", discussed in Part III, Item 7(a)).

2) An auction order book is created for the liquidity-removing conditional interest.

3) The CODA Book is checked for executable resting orders and conditional liquidity.

4) If a match opportunity is identified, invites are sent to conditional interests that were identified as participants in the match opportunity, including the liquidity-removing conditional interest.

5) After all firm up orders are received, or approximately 1 millisecond before the maximum time allowed for conditional interest participants to firm up elapses (whichever is sooner), invites to firm up are sent to any Inbound IOIs that were identified as participants in the match opportunity and "symbol-only" auction alerts are sent to Liquidity Providers when, and only when, there is an indicative trade opportunity. Please note, "symbol-only" auction alerts are not sent in cases where no executable liquidity is present at the start of the auction.

6) Liquidity Providers respond with an order(s) and/or firm up order(s).

7) At this point, or at approximately 30 milliseconds from the start of the CODA FUSE auction (whichever comes first), resting orders are reserved, the auction order book is closed, and all orders and firm up orders in the book are deemed firm.

The "Auction Order Handling Configuration Request Form" mentioned in Part III, Item 7(a) and available on the CODA website (www.codamarkets.com) allows for the following order handling customizations for conditional interests when removing liquidity via FUSE:

a) Opt out of sending "indicative trade messages" in the form of a "symbol-only" alert.

b) Opt out of interacting with other conditional liquidity.

c) Opt out of interacting with resting orders.

d) Opt out of receiving invites from other auction types while resting (post auction).

Auction Pricing, Share Allocation and Trade Reporting:

After the order entry phase ends, the CODA FUSE auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA FUSE auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations.

Orders are aggregated in the auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA FUSE auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing - The CODA FUSE auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares in the same manner and with the same considerations as CODA BLOCK (described above in this item) which includes the POR, LPR and the auction trade size versus the protected "top of book" quantity. For example, a CODA FUSE auction trade price is restricted to at or within the NBBO if the auction trade size is less than the protected "top of book" quantity.

Trade Size Requirements -The CODA FUSE auction trade size must satisfy CODA FUSE Trade Size Requirements as follows:

1) CODA FUSE auctions with an execution price at or within the NBBO have a minimum trade size, or notional value, requirement of either at least 100 shares or $5,000.

2) CODA FUSE auctions with an execution price outside the NBBO have a minimum trade size or notional value requirement of either at least 2,000 shares or $10,000. If the CODA FUSE auction price and share allocation results in an auction trade which is less than 2,000 shares or $10,000 in notional value, CODA FUSE reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA FUSE auction and all related orders are canceled.

3) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA FUSE auction trade size, then CODA, if possible, will reprice and reallocate the CODA FUSE auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA FUSE auction and all related orders in the auction are cancelled.

Share Allocation and TRF Reporting - If CODA FUSE Trade Size Requirements are satisfied the share allocation and TRF reporting processes are carried out as described above in this item for CODA BLOCK, with the exception that CODA FUSE also supports odd lot and mixed lot executions (as discussed in Part III, Items 8(c) and 8(e)). This includes the logic for primary allocation, TRF trade reporting, Regulation NMS Rule 611 ISO Sweep and secondary allocation. In compliance with Regulation NMS Rule 611, CODA will adjust the auction trade size (as needed and in a manner consistent with CODA BLOCK) and send ISO orders to the appropriate exchanges when a CODA FUSE auction trades at a price outside the NBBO.

Post Auction:

The CODA FUSE post auction processes are consistent with CODA BLOCK as described above in this item for CODA BLOCK with the following exceptions:

1) Day orders that remain active as resting orders are eligible to participate in other auction types (unless requested otherwise by the Subscriber).

2) If the remaining quantity on a CODA FUSE Day order is less than 100 shares or $5,000 in notional value, then CODA will cancel the order.

3) CODA FUSE orders are eligible for routing by FLARE at the discretion of the Liquidity Seeker.

Clearance and settlement: CODA FUSE's clearing and settlement procedures are consistent with other CODA auction types.

Subscribers may enable a maximum contra-size feature that will prevent orders from executing against contra-side orders of greater size. This feature supports a multiplier setting which allows executions with contra-side orders that are larger in quantity, but within a specific threshold. For example, a Subscriber may request a maximum contra-size setting of two times their quantity on any potential execution. This feature is available to Liquidity Seekers using resting orders and to Liquidity Providers. Any cancels generated as a result of this feature will not contain information indicating that the reason for the cancellation was a larger initiator, and therefore, the parties will not know this feature was the cause of the cancellation. This feature is not available in CODA FUSE and CODA BLOCK.

Subscribers may submit orders with a minimum fill quantity on an order-by-order basis. Subscribers may contact CODA to request a default minimum fill quantity at either the Subscriber or session level. CODA MICRO does not aggregate contra side orders to satisfy a minimum fill execution quantity of a liquidity-seeking order. CODA FUSE and CODA BLOCK will aggregate contra side orders to satisfy minimum fill execution quantity as previously discussed.

CODA enforces self-trade prevention at the MPID level in CODA MICRO. CODA BLOCK and CODA FUSE do not support self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a). Self-trade prevention is a non-configurable setting in all auction types.

CODA Markets has written supervisory policies and procedures in place to handle erroneous trade executions. CODA Markets will handle clearly erroneous executions by correcting at prices consistent with the applicable rules of the self-regulatory organizations.

Bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at erroneous prices that are due to a systemic or third-party service provider issues) can be raised by Subscribers or identified by CODA systems or CODA Markets personnel. Bona fide errors are evaluated by CODA Markets personnel on a case by case basis. CODA Markets will contact the affected Subscribers and ask whether or not they want to maintain (keep) the trade. If the Subscribers do not want to maintain the trade, CODA Markets will determine whether to take the affected Subscribers' positions and book it to CODA Markets' error account. In making the decision, CODA Markets will consider, among other factors, the number of affected Subscribers, the size of the error, the symbols involved, the price of the execution, and the reason for the error provided by the Subscriber. If so, CODA Markets will then trade out of the error position via FLARE as soon as possible.

CODA Markets procedures are designed to ensure applicable reporting and clearing obligations are amended accordingly. CODA Markets reviews execution errors daily or as they occur to ensure that they are handled in accordance with CODA Markets procedures.